		    Independent Auditors' Report


To the Board of Directors and Shareholder
Select Asset Fund, Series 1, Inc.:


We have audited the accompanying statement of assets and liabilities of Select Asset Fund, Series 1, Inc. including the portfolio of invest-ments, as of December 31, 1995, and the related statements of operations for the year then ended, and the statement of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the two year period ended December 31, 1995 and the period from March 4, 1993 (commencement of operations) through December 31, 1993. These financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included con-firmation of securities owned as of December 31, 1995, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights re-ferred to above present fairly, in all material respects, the financial position of Select Asset Fund, Series 1, Inc. as of December 31, 1995, the results of its operations for the year then ended, its changes in net assets for each of the years in the two-year period then ended and its financial highlights for each of the years in the two year period ended December 31, 1995 and the period from March 4, 1993 (commencement of operations) through December 31, 1993, in conformity with generally accepted accounting principles.

					KPMG Peat Marwick, LLP


February 16, 1996
New York, New York

SELECT ASSET FUND, SERIES 1, INC.

Statement of Assets and Liabilities

December 31, 1995

	 Assets
Investments, at value (cost $477,309,065)               $660,866,022
Cash                                                           2,862
Dividends receivable                                       1,028,056
Interest receivable                                           25,720

Total Assets                                             661,922,660

       Liabilities
Common stock dividend payable                             18,424,735
Accrued expenses                                              57,357
Notes payable  (note 6)                                       97,900
Accrued interest expense   (note 6)                            2,586

Total Liabilities                                         18,582,578

Net Assets                                              $643,340,082

Net assets are represented by:
Common stock at par value, $.01 per share,
    199,995,500 shares authorized,
    48,873,302.5 issued and outstanding (note 5)             488,733
Additional paid-in capital                               459,294,392
Net unrealized appreciation of investments               183,556,957

Net Assets                                              $643,340,082

Net asset value per common shares outs                        $13.16

See accompanying notes to the financial statements.

SELECT ASSET FUND, SERIES 1, INC.

Statement of Operations

For the year ended December 31, 1995

Investment income:
       Dividend income                                   $15,109,996
       Interest income                                       268,942

Total investment income                                   15,378,938

Expenses:
       Broker dealer fee                                     493,435
       Independent accountants                                55,225
       Auction agent fee                                      12,084
       Custody / administration fees (note 2)                121,790
       Directors fees and expenses                            14,526
       Interest expense                                        8,483
       Insurance                                              12,175
       Ratings agencies fees                                  19,921
       Legal fees                                            141,647
       Investment management fee (note 2)                     56,273
       Miscellaneous expense                                     761

Total expenses                                               936,320

Net investment income                                     14,442,618

Net realized and unrealized gain (loss) on investments:
      Net realized loss on investments
		    Proceeds from sales     $180,359,033
		    Cost of securities sold (185,792,418)

							  (5,433,385)

	   Change in unrealized appreciation (depreciation) of investments:
		    Beginning of year           (124,935)
		    End of year              183,556,957
       Increase in net unrealized appreciation
	 of investments                                  183,681,892

Net increase in net assets resulting from operations    $192,691,125

See accompanying notes to the financial statements.

SELECT ASSET FUND, SERIES 1, INC.

Statement of Changes in Net Assets

For the years ended December 31, 1995 and 1994



						    1995         1994

From operations:
       Net investment income                       $14,442,618   $15,041,883
       Net realized gain (loss) on investments      (5,433,385)      849,883
       Increase (decrease) in net unrealized       183,681,892   (11,943,751)
	  appreciation(depreciation) of Investments

Increase in net assets from operations             192,691,125     3,948,015

Dividends to stockholders from net investment income:
       Auction market preferred stock              (11,969,899)   (7,567,612)
       Common stock                                 (2,472,719)  (11,443,458)

						   (14,442,618)  (19,011,070)

Dividends to stockholders from net realized gains:
       Auction market preferred stock                        0    (1,407,669)
       Common stock                                (15,952,016)   (1,544,490)

						   (15,952,016)   (2,952,159)

Decrease in net assets resulting from
     dividends to stockholders                     (30,394,634)  (21,963,229)

Increase (decrease) from capital share transactions:
       Return of capital dividend                  (75,412,488)            0
       Issuance of common stock                    250,400,000             0
       Decrease in net assets from redemption     (250,000,000)            0
	   of preferred stock

Decrease in net assets from
    capital share transactions                     (75,012,488)            0

Total increase (decrease) in net assets             87,284,003   (18,015,214)

Net assets:
       Beginning of year                           556,056,079   574,071,293

       End of year                                $643,340,082  $556,056,079


See accompanying notes to the financial statements.

SELECT ASSET FUND, SERIES 1, INC.
Notes to the Financial Statements
December 31, 1995 and 1994

(1)  Organization and Significant Accounting Policies

     The Select Asset Fund, Series 1, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on March 4, 1993.

     The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies.

     The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements:

     (a)  Security Valuation

	  Investments in securities traded on a national securities exchange (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

     (b)  Security Transactions

	  Security transactions are accounted for on a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date.

     (c)  Federal Income Taxes

	  It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

     (d)  Distribution of Income and Gains

	  The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder
	  are declared and paid at least annually.   Net capital gains,
	  if any, are distributed annually.

     (e)  Reclassification Policy

	  It is the Funds' policy to reclassify certain amounts to conform to the current years presentation when necessary.

     (f)  Use of Estimates

	  Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

  (2)     Related Party Transactions

     A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

     During the years ended December 31, 1995 and 1994, dividends paid to the common stockholder were $18,424,735 and $12,987,948, respectively. During the year ended December 31, 1995, the Fund made a return of capital distribution to the common stockholder in the amount of $75,412,488, of which approximately $18,600,000 is considered taxable for IRS purposes. During 1995, additional paid-in capital was reduced by $22,117,606 in connection with related party loss disallowances required for IRS purposes.

     Comerica Bank serves as both custodian and administrator for the Fund. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The management fee is calculated and accrued on a monthly basis.

  (3)     Investment Transactions

     The aggregate cost of securities purchased and the aggregate proceeds of securities sold, for the year ended December 31, 1995 were $98,128,379 and $180,359,033, respectively.

     As of December 31, 1995 based on cost for Federal income tax purposes, the aggregate gross unrealized appreciation and depreciation for all securities were $192,180,183 and $8,623,226, respectively.

  (4)     Auction Market Preferred Stock

     The Fund is structured to issue Auction Market Preferred Stock ("AMPS"). The liquidation value of the AMPS is $100,000 per share. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through a Dutch Auction. Each Series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

     In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.

     The Fund had no Auction Market Preferred Stock, ("AMPS") outstanding on December 31, 1995. During the year, 1000 shares of Series A1, 1000 shares of Series D1 and 500 shares of F AMPS were redeemed. The aggregate liquidation value was $250 million plus accrued dividends of $2,039,437 at redemption. The series D1 AMPS holders received a $400,000 redemption premium.

  (5)     Capital Share Transactions

     During the year the Fund issued 18,478,230.8 shares of common stock for $250,400,000.

  (6)     Notes Payable

     As of December 31, 1995, the Fund had $97,900 of principal notes outstanding to investors. The notes due on March 4, 2018, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 2.50%. As of December 31, 1995, the Fund was paying interest at 8.97% per annum.

 (7)     Subsequent Event

     The Fund issued $300 million in new series of AMPS on January 31, 1996.

SELECT ASSET FUND, SERIES 1, INC.

Financial Highlights

For the years ended December 31, 1995 and 1994 and the period March 4, 1993 (commencement of operations) through December 31, 1993


					      1995         1994      1993***

For a share of common stock outstanding throughout the year:

	  Net asset value, beginning of year $10.07       $10.66    $10.00

	  Net investment income                0.45         0.49      0.37
	  Net gains (losses) on securities
	       realized and unrealized         5.58        (0.36)     0.50
Total from investment operations               6.03         0.13      0.87

	  Less distributions from net investment income and net realized gains:
	  Common share equivalent of dividends paid
	       to AMPS holders                (0.37)       (0.30)    (0.17)
	  Dividends paid to common sharehold  (0.51)       (0.43)    (0.04)

	  Less distributions from net paid-in capital:
	  Return of capital dividend paid to  (2.06)        0.00      0.00
Total distributions                           (2.94)       (0.72)    (0.21)

Net asset value, end of year                 $13.16       $10.07    $10.66

Total investment return                       59.88%        1.22%     6.99%*

Net assets at end of year (000s)           $643,340     $556,056  $574,071

Ratio of expenses to average net assets applicable to common
       shares                                  0.16%        0.15%     0.34%**

Ratio of net investment income to average net assets applicable
       to common shares +                      0.41%        1.08%     2.67%**

Portfolio turnover                            16.36%        9.83%     1.00%

Average Net Assets
+Net investment income is adjusted for distributions paid to AMPS holders. *Total investment returnfor the period; not annualized.
**Annualized
**Net investment income is reduced by distributions to AMPS holders. ***For the period March 4, 1993 (commencement of operations) through December 31, 1993.

See accompanying notes to the financial statements.

SELECT ASSET FUND, SERIES I, INC.

Portfolio of Investments

December 31, 1995

      No. of
      shares                                                    Value

Common Stocks
		    BUILDING AND CONSTRUCTION                2.20%

		      BUILDING MATERIALS
	 24,500     CHAMPION INTERNATIONAL CORP                    $1,029,000
	  5,000     GEORGIA PACIFIC CORP                              343,125
	 56,500     HOME DEPOT                                      2,704,938
	 43,100     LOUISIANA PACIFIC CORP                          1,045,175
	 59,900     MASCO CORPORATION                               1,879,363

		      CONSTRUCTION EQUIPMENT
	  1,700     GIDDINGS & LEWIS                                   28,050

		      PAINT AND FLAT GLASS
	 55,000     PPG INDUSTRIES INC                              2,516,250
	  3,900     SHERWIN WILLIAMS COMPANY                          158,925

		      INDUSTRIAL CHEMICALS
	 25,200     GREAT LAKES CHEMICAL CORP                       1,814,400
	 18,400     ROHM & HAAS CO                                  1,184,500

		      MISCELLANEOUS
	 20,700     FLUOR CORP                                      1,366,200
	  1,600     FOSTER WHEELER CORP                                68,000
	    700     KAUFMAN & BROAD HOME CORPORATION                   10,412

			 TOTAL BUILDING AND CONSTRUCTION          $14,148,338

		    CHEMICALS AND DRUGS                     12.01%

		      CHEMICALS
	 30,800     AIR PRODUCTS & CHEMICALS INC                   $1,624,700
	 66,400     AMGEN INC COMMON STOCK                          3,942,500
	 20,100     BOSTON SCIENTIFIC CORP                            984,900
	 14,700     DOW CHEMICAL CO                                 1,034,513
	 26,500     DUPONT DE NEMOURS & CO.                         1,851,688
	 22,050     EASTMAN CHEMICAL CO                             1,380,881
	  4,200     ENGLEHARD CORP                                     91,350
	  1,700     FMC CORP-NEW                                      114,963
	  5,700     GRACE WR & CO                                     337,013
	  3,900     HERCULES INC                                      219,863
	 30,000     MONSANTO CO                                     3,675,000
	  6,800     MORTON INTERNATIONAL                              243,950
	  2,800     NALCO CHEMICAL CO                                  84,350

	  7,600     PRAXAIR INC                                       255,550
	  2,700     SIGMA-ALDRICH CORP                                133,650
	  2,700     UNION CARBIDE CORPORATION                         101,250

		      DRUGS
	200,400     ABBOT LABS                                      8,366,700
	 24,500     ALZA CORP CLASS A                                 606,375
	 13,500     AMERICAN HOME PRODUCTS                          1,309,500
	 21,300     BRISTOL MYERS SQUIBB CO                         1,829,138
	158,500     JOHNSON & JOHNSON                              13,571,563
	 27,200     LILLY ELI & COMPANY                             1,530,000
	 98,400     MERCK & COMPANY, INC.                           6,469,800
	 67,570     PHARMACIA & UPJOHN INC                          2,618,338
	 20,600     PFIZER INC                                      1,297,800
	100,600     SCHERING PLOUGH                                 5,507,850
	 67,400     WALGREEN CO                                     2,013,575

		      COSMETICS
	  6,700     ALBERTO CULVER CO CLASS B                         230,313
	  3,200     AVON PRODUCTS INC                                 241,200
	 30,100     INTERNATIONAL FLAVORS & FRAGRANCES              1,444,800

		      HEALTH PRODUCTS/CARE
	 18,900     ALLERGAN INC                                      614,250
	  2,200     BARD C R INC                                       70,950
	 14,500     BAUSCH & LOMB INC                                 574,563
	 11,800     BAXTER INTERNATIONAL INC.                         494,125
	  2,100     BECTON DICKINSON & COMPANY                        157,500
	 22,900     BEVERLY ENTERPRISES INC                           243,313
	 78,700     COLUMBIA/HCA HEALTHCARE CORP                    3,994,025
	  1,800     COMMUNITY PSYCHIATRIC CENTERS                      22,050
	 19,300     MALLINCKRODT GROUP INC                            702,038
	  9,200     TENET HEALTHCARE CORP                             190,900
	 60,700     UNITED HEALTHCARE CORP                          3,975,850
	 66,400     U S HEALTH CARE INC                             3,087,594

			 TOTAL CHEMICAL AND DRUGS                 $77,240,231

		     CONSUMER PRODUCTS                      17.74%

		      CONFECTIONS AND BEVERAGES
	  9,900     ANHEUSER-BUSCH COS                               $662,063
	  2,800     BROWN FORMAN INC CLASS B                          102,200
	338,600     COCA COLA COMPANY                              25,141,050
	 45,300     NEWELL COMPANY                                  1,172,138
	201,800     PEPSICO INC                                    11,275,575

		      CONTAINERS
	  1,800     AVERY DENNISON CORP                                90,225
	  1,600     BALL CORPORATION                                   44,000
	 24,400     CROWN CORK & SEAL INC                           1,018,700
	 10,900     STONE CONTAINER                                   156,688
	  2,900     TEMPLE INLAND INC                                 127,963

		      PACKAGED FOOD
	142,939     ARCHER DANIELS MIDLAND CO                       2,572,902
	  2,300     CPC INTERNATIONAL, INC.                           157,838
	 65,200     CAMPBELL SOUP CO                                3,912,000
	 66,500     CONAGRA INC                                     2,743,125
	  1,900     COORS ADOLPH CO CLASS B                            42,038
	 41,800     GENERAL MILLS INCORPORATED                      2,413,950
	 92,100     HEINZ H J COMPANY                               3,050,813
	  2,200     HERSHEY FOODS CORP                                143,000
	 55,800     KELLOG COMPANY                                  4,310,550
	 28,800     PIONEER HI BRED INTERNATIONAL INC               1,602,000
	 33,000     QUAKER OATS CO                                  1,138,500
	  3,800     RALSTON-PURINA GROUP                              237,025
	 84,800     SARA LEE CORPORATION                            2,703,000
	  6,700     SYSCO CORP                                        217,750
	 31,600     WRIGLEY WILLIAM JR CO                           1,659,000

		      PAPER
	  4,400     AMERICAN GREETINGS CLASS A                        121,550
	  2,700     BEMIS CO                                           69,188
	  6,500     BOISE CASCADE CORP                                225,063
	 11,000     FEDERAL PAPER BOARD INC                           570,625
	 12,400     INTERNATIONAL PAPER CO                            469,650
	  3,800     JAMES RIVER CORP                                   91,675
	 12,560     KIMBERLY CLARK CORP                             1,039,340
	 16,300     MEAD CORP                                         851,675
	  1,300     POTLATCH CORP                                      52,000
	  3,500     UNION CAMP CORP                                   166,688
	 68,600     WEYERHAEUSER CO                                 2,966,950

		      PRINTING AND PUBLISHING
	  2,200     JOSTENS INC                                        53,350
	 15,300     KNIGHT-RIDDER INC                                 956,250
	 13,000     MCGRAW-HILL COMPANIES INC                       1,132,625
	  7,900     MEREDITH CORP                                     330,813
	 28,100     NEW YORK TIMES CO CLASS A                         832,463
	 20,800     TIME WARNER INC                                   787,800
	 36,300     TIMES MIRROR CO CL A NEW                        1,229,663
	 16,800     TRIBUNE CO                                      1,026,900
	  4,950     WESTVACO CORP                                     137,363

		    RECREATIONAL EQUIPMENT
	 10,200     BALLY ENTERTAINMENT CORP                          142,800
	  4,300     BRUNSWICK CORP                                    103,200
	  4,950     HARRAH'S ENTERTAINMENT INC                        120,038
	  4,700     HASBRO INC                                        145,700
	 29,725     MATTEL INC                                        914,044
	  5,000     OUTBOARD MARINE CORP                              101,875

		      SOAPS
	  2,600     CLOROX CO                                         186,225

		      OTHER CONSUMER PRODUCTS
	  9,200     AMERICAN BRANDS INC                               410,550
	 36,800     COLGATE PALMOLIVE CO                            2,585,200
	  4,600     DIAL CORP ARIZ                                    136,275
	 21,400     GILLETTE CO                                     1,115,475
	177,500     PROCTER & GAMBLE CO                            14,732,500
	  8,400     RUBBERMAID INC                                    214,200
	    710     SCHWEITZER-MAUDUIT INTL INC                        16,419
	  2,000     SPRINGS INDUSTRIES INC                             82,750
	 10,800     UST INC                                           360,450
	  5,300     WHITMAN CORPORATION                               123,225

		      PHOTOGRAPHY
	 86,100     EASTMAN KODAK CO                                5,768,700
	  2,300     POLAROID CORP                                     108,963

		      HOUSEHOLD FURN/APPLIANCES
	  1,800     ARMSTRONG WORLD INDUSTUSTRIES                     111,600
	  4,900     MAYTAG CO                                          99,225

		      RETAIL
	 29,500     TJX COMPANIES INC (NEW)                           556,813

		      APPAREL
	  4,900     BROWN GROUP INC                                    69,825
	134,200     LIMITED INC                                     2,331,725
	 26,900     LIZ CLAIBORNE INC                                 746,475
	 37,600     NIKE INC CL B                                   2,617,900
	  2,200     STRIDE RITE CORP                                   16,500
	  3,700     V F CORP                                          195,175

		      BROADCASTING
	  1,500     KING WORLD INC                                     58,313

		      MISCELLANEOUS
	  5,000     PALL CORPORATION                                  134,367

			 TOTAL CONSUMER PRODUCTS                 $114,112,230

		     DURABLE GOODS                          17.50%

		      AEROSPACE-AIRCRAFT
	 88,500     BOEING CO                                      $6,936,188
	  3,200     GENERAL DYNAMICS CORP                             189,200
	 10,920     LOCKHEED MARTIN CORPORATION                       862,680
	  5,300     MCDONNELL DOUGLAS CORP                            487,600
	  2,900     NORTHROP GRUMMAN CORP                             185,600
	 66,400     RAYTHEON COMPANY                                3,137,400
	 52,300     ROCKWELL INTERNATIONAL                          2,765,363
	 23,500     TEXTRON INC                                     1,586,250
	 31,400     UNITED TECHNOLOGIES CORP                        2,979,075

		      AGRICULTURAL MACHINERY
	  9,800     CATERPILLAR INC                                   575,750
	 68,400     DEERE & CO                                      2,411,100

		      AUTOMOBILE AND PARTS
	 94,300     CHRYSLER CORP                                   5,221,863
	 33,600     COOPER TIRE & RUBBER                              827,400
	  4,200     CUMMINS ENGINE INC                                155,400
	  6,700     DANA CORP                                         195,975
	  4,700     EATON CORP                                        252,038
	 16,800     ECHLIN INC                                        613,200
	 54,900     FORD MOTOR CO                                   1,592,100
	 36,300     GENERAL MOTORS CORP                             1,919,363
	  6,000     GENUINE PARTS CO                                  246,000
	 24,460     NAVISTAR INTL CORP (NEW)                          256,830
	 16,000     TRW INC                                         1,240,000
	  2,900     VARITY CORP NEW                                   107,663

		      ELECTRICAL
	 48,720     AMP INC                                         1,869,630
	     12     EMCOR GROUP INC SER Z WTS  12/15/99                     0
	 59,600     EMERSON ELECTRIC COMPANY                        4,872,300
	 23,600     HONEYWELL INC                                   1,147,550
	  2,800     RAYCHEM CORP                                      159,250
	 17,800     WESTINGHOUSE ELECTRIC CORPORATION                 293,700

		      ELECTRONICS
	 27,400     ADVANCED MICRO-DEVICES                            452,100
	 11,000     APPLIED MATLS INC                                 433,125
	 85,700     CISCO SYSTEMS INC                               6,395,363
	 17,700     E G & G INC                                       429,225
	 79,300     GENERAL ELECTRIC CORPORATION                    5,709,600
	  4,600     GENERAL SIGNAL CORP                               148,925
	 61,500     HEWLETT PACKARD CO                              5,150,625
	182,800     INTEL CORP                                     10,373,900
	  7,600     LORAL CORPORATION                                 268,850
	 11,600     MICRON TECHNOLGY INC.                             459,650
	  7,500     NATIONAL SEMICONDUCTOR CORP                       166,875
	 12,400     NATIONAL SERVICES INDUSTRIES INC                  401,450
	 24,050     ORACLE CORPORATION                              1,019,119
	  2,000     PERKIN ELMER CORP                                  75,500
	  1,300     TEKTRONIX INC                                      63,863
	  2,900     TELEDYNE INC                                       74,313
	 12,200     TEXAS INSTRUMENTS                                 631,350
	    900     THOMAS AND BETTS CORPORATION                       66,375

		      INDUSTRIAL MACHINERY
	  1,500     BRIGGS & STRATTON CORP                             65,063
	  1,800     CINCINNATI MILACRON INC                            47,250
	 31,200     COOPER INDUSTRIES INC                           1,146,600
	  5,400     DOVER CORPORATION                                 199,125
	 13,700     HARNISCHFEGER INDUSTRIES INC                      455,525
	 25,900     INGERSOLL RAND CO                                 909,738
	    400     NACCO INDUSTRIES INC CLASS A                       22,200
	  6,600     TRINOVA CORP                                      188,925

		      OFFICE EQUIPMENT AND SUPPLIES
	 30,600     ALCO STANDARD CORP                              1,396,125
	 27,200     DELUXE CORP                                       788,800
	    400     HARLAND JOHN H COMPANY                              8,350
	 40,900     PITNEY BOWES INC                                1,922,300
	  7,500     XEROX CORPORATION                               1,027,500

		      RUBBER
	  1,200     GOODRICH B F CO                                    81,750
	 40,100     GOODYEAR TIRE & RUBBER CO                       1,819,538
	 15,400     PREMARK INTERNATIONAL INC                         779,625

		      OTHER DURABLE GOODS
	 16,100     CORNING INCORPORATED                              515,200
	  1,200     CRANE CO                                           44,250
	  5,600     ILLINOIS TOOL WORKS INC                           330,400
	 11,800     MILLIPORE CORP                                    485,275

	 40,800     MINNESOTA MINING & MANUFACTURING                2,703,000
	  2,400     OWENS CORNING FIBERGLASS CORP-NEW                 107,700
	 12,100     STANLEY WORKS                                     623,150

		      COMPUTERS AND SOFTWARE
	 39,300     APPLE COMPUTER INC                              1,252,688
	  2,500     CERIDIAN CORP (FORMERLY CONTROL DATA CORP DEL)    103,125
	 62,900     COMPAQ COMPUTER CORPORATION                     3,019,200
	  9,450     COMPUTER ASSOCIATES INTERNATIONAL INC.            537,469
	  6,400     CRAY RESEARCH INC                                 158,400
	  9,100     DATA GENERAL CORP                                 125,125
	  7,200     DIGITAL EQUIPMENT CORPORATION                     461,700
	  1,600     INTERGRAPH CORP                                    25,200
	 26,900     IBM COMMON                                      2,468,075
	 31,800     MICROSOFT CORP                                  2,790,450
	111,700     NOVELL INC                                      1,591,725
	 10,100     SILICON  GRAPHICS                                 277,750
	  3,200     SUN MICROSYSTEMS                                  146,000
	  7,600     TANDEM COMPUTERS INC                               80,750
	  7,800     UNISYS CORP                                        43,875

		      HOUSEHOLD FURN/APPLIANCES
	  5,100     WHIRLPOOL CORP                                    271,575

		      TELECOMMUNICATIONS
	 50,900     AIRTOUCH COMMUNICATIONS                         1,437,925
	  8,550     ANDREW CORP                                       327,038
	  9,400     DSC COMMUNICATIONS                                346,625

		      MISCELLANEOUS
	 75,300     ALLIED-SIGNAL INC                               3,576,750
	 21,800     BLACK & DECKER CORP                               768,450
	 22,900     ITT INDUSTRIES INC                                549,600
	  1,800     JOHNSON CONTROLS INC                              123,750
	  3,150     PARKER HANNIFIN CORP                              107,888
	  2,100     SNAP ON TOOLS CORPORATION                          95,025
	 23,600     TYCO LABRATORIES INC                              840,740

			 TOTAL DURABLE GOODS                     $112,600,963

		     FINANCIAL                              15.33%

		      BANKS
	101,125     BANC ONE CORP                                  $3,817,469
	 10,200     BANK OF BOSTON CORP                               471,750
	 29,800     BANK NEW YORK INC                               1,452,750
	 93,300     BANKAMERICA CORPORATION                         6,041,175
	 20,300     BANKERS TRUST NEW YORK CORP                     1,349,950
	  3,800     BARNETT BANKS INC                                 224,200
	  8,000     BOATMEN'S BANCSHARES INC                          327,000
	 14,500     CHASE MANHATTAN CORP                              879,063
	 60,500     CHEMICAL BANKING CORPORATION (FORMERLY CHEMICA  3,554,375
	 97,100     CITICORP                                        6,529,975
	 11,200     CORESTATES FINANCIAL CORP                         424,200
	 43,543     DEAN WITTER DISCOVER & CO                       2,046,521
	 54,731     FIRST CHICAGO NBD CORP                          2,161,875
	  7,000     FIRST FIDELITY BANCORPORATION NEW                 527,625
	  6,300     FIRST INTERSTATE BANCORP                          859,950
	 10,300     FIRST UNION CORP                                  572,938
	 42,366     FLEET FINANCIAL GROUP INC                       1,726,415
	 78,242     KEYCORP NEW                                     2,836,273
	 27,100     MBNA CORP                                         999,313
	 31,800     MELLON BANK CORP                                1,709,250
	 57,600     MORGAN J P & CO                                 4,622,400
	  9,200     NATIONAL CITY CORP                                304,750
	 21,200     NATIONSBANK CORP                                1,476,050
	 20,200     NORWEST CORP                                      666,600
	 80,400     PNC FINANCIAL CORPORATION                       2,592,900
	  4,700     SUNTRUST BANKS INC                                321,950
	  4,600     U S BANCORP ORE                                   154,675
	 46,100     WACHOVIA CORP                                   2,109,075
	 13,300     WELLS FARGO & CO                                2,872,800

		      FINANCE COMPANIES
	134,700     AMERICAN EXPRESS CO                             5,573,213
	  2,400     BENEFICIAL CORP                                   111,900
	 44,700     FEDERAL HOME LOAN MORTGAGE CORP                 3,732,450
	  5,400     HOUSEHOLD INTERNATIONAL CORP                      319,275

		      HOLDING COMPANY
	    900     EASTERN ENTERPRISES                                31,725

		      FIRE AND CASUALTY INSURANCE
	 23,200     CHUBB CORP                                      2,244,600
	 23,500     GENERAL RE CORP                                 3,642,500
	 33,000     SAFECO CORP                                     1,138,500

		      INSURANCE
	  6,000     AETNA LIFE & CASUALTY CO                          415,500
	 11,900     ALEXANDER & ALEXANDER SERVICES INC                226,100
	103,464     ALLSTATE CORPORATION                            4,254,957
	 22,200     AMERICAN INTERNATIONAL GROUP                    2,053,500
	 20,100     CIGNA CORP                                      2,075,325
	 22,900     ITT HARTFORD                                    1,107,788
	 27,600     MARSH & MCLENNAN COMPANIES INC.                 2,449,500
	 24,000     SAINT PAUL COMPANIES INC                        1,335,000
	 26,800     TORCHMARK CORPORATION                           1,212,700
	 19,000     TRANSAMERICA CORP                               1,384,625
	 32,563     TRAVELERS GROUP INC                             2,047,399
	 18,200     UNUM CORPORATION                                1,001,000
	 28,800     USF & G CORP                                      486,000

		      LIFE INSURANCE
	 10,000     AMERICAN GENERAL CORP                             348,750
	  3,450     JEFFERSON PILOT CORP                              160,425
	  5,100     LINCOLN NATIONAL CORP IND                         274,125
	 36,800     PROVIDIAN CORP                                  1,499,600
	    162     TRANSPORT HOLDINGS, INC                             6,602
	  1,650     USLIFE CORP                                        49,294

		      REAL ESTATE
	 12,200     FEDERAL NATIONAL MORTGAGE ASSOCIATION           1,514,325

		      SAVINGS & LOANS
	 27,000     AHMANSON H F & CO                                 715,500
	  2,600     GOLDEN WEST FINANCIAL CORP                        143,650
	  6,000     GREAT WESTERN FINANCIAL                           153,000

		      BROKERAGE
	 44,000     MERRILL LYNCH & CO                              2,244,000
	 28,500     SALOMON INC                                     1,011,745

			 TOTAL FINANCIAL                          $98,597,840

		     METALS AND MINING                       1.07%

		      ALUMINUM
	 45,800     ALUMINUM CO OF AMERICA                         $2,421,675
	  2,800     REYNOLDS METALS CO                                158,550

		      MINING
	  7,300     HOMESTAKE MINING CO                               114,063

		      STEEL
	  5,100     ARMCO, INC.                                        29,963
	 33,900     BETHLEHEM STEEL CORPORATION                       474,600
	  3,900     INLAND STEEL INDUSTRIES INC                        97,988
	  4,800     NUCOR CORP                                        274,200
	  1,400     TIMKEN CO                                          53,550
	 23,400     USX-U S STEEL GROUP                               719,550
	 25,700     WORTHINGTON INDUSTRIES INC                        534,881

		      OTHER METALS
	  2,000     ASARCO INC                                         64,000
	 23,410     NEWMONT MINING CORP                             1,059,303
	  3,500     PHELPS DODGE CORP                                 217,875
	 10,000     FREEPORT-MCMORAN COPPER-B                         281,250

		      MINERALS
	 14,600     CYPRUS AMAX MINERALS CO                           381,423

			 TOTAL METALS AND MINING                   $6,882,871

		     OIL-ENERGY                              5.88%

		      OIL & GAS PRODUCERS
	 24,200     AMERADA HESS CORP                              $1,282,600
	 22,600     AMOCO CORPORATION                               1,624,375
	  4,900     COASTAL CORP                                      182,525
	  2,800     ENSERCH CORP                                       45,500
	  1,000     HELMERICH AND PAYNE INC.                           29,750
	 14,200     OCCIDENTAL PETROLEUM CORP                         303,525
	  6,700     ROWAN COMPANIES INC                                66,163
	  4,400     SANTA FE ENERGY RES INC                            42,350
	 17,400     TENNECO INC                                       863,475
	 69,900     USX-MARATHON GROUP COM NEW FORMERLY USX CORP    1,363,050

		      NATURAL RESOURCES
	 48,300     DRESSER INDUSTRIES INC                          1,177,313
	  3,300     KERR MCGEE CORP                                   209,550
	  3,000     LOUISIANA LAND & EXPLORATION CO                   128,625
	 22,900     WILLIAMS COMPANIES INC-DELAWARE                 1,004,738

		      OIL EQUIPMENT, WELLS & SVCS
	  2,800     ASHLAND, INC                                       98,350
	 45,500     BAKER HUGHES INC                                1,109,063
	  5,200     HALLIBURTON CO                                    263,250
	  3,700     WESTERN ATLAS INC                                 186,850

		      OIL - DOMESTIC
	 46,700     BURLINGTON RESOURCES INC                        1,832,975
	 15,600     PENNZOIL CO                                       659,100
	 13,100     PHILLIPS PETROLEUM CO                             447,038
	 65,200     UNOCAL CORP                                     1,898,950

		      OIL-INTERNATIONAL
	 56,700     ATLANTIC RICHFIELD CO                           6,279,525
	174,800     CHEVRON CORP                                    9,177,000
	 56,200     EXXON CORP.                                     4,503,025
	 17,800     MOBIL CORP                                      1,993,600
	  5,000     SUN COMPANY INC                                   136,875
	 11,900     TEXACO INC                                        934,148

			 TOTAL OIL-ENERGY                         $37,843,288

		     RETAIL                                  3.66%

		      DEPARTMENT STORES
	  3,900     DAYTON HUDSON CORP                               $292,500
	  4,100     HARCOURT GENERAL INC                              171,688
	 84,400     MAY DEPARTMENT STORES COMPANY                   3,565,900
	 29,400     MELVILLE CORPORATION                              904,050
	 10,000     MERCANTILE STORES                                 462,500
	 12,100     PENNEY JC INC                                     576,263
	101,900     SEARS ROEBUCK & CO                              3,974,100
	 40,600     WINN-DIXIE STORES INC                           1,497,125

		      GROCERY
	 69,800     ALBERTSON'S INC                                 2,294,675
	 40,100     AMERICAN STORES CO                              1,072,675
	     79     BRUNOS INC NEW                                        830
	  1,700     FLEMING COMPANIES                                  35,063
	  2,500     GIANT FOOD INC                                     78,750
	  1,600     GREAT ATLANTIC & PACIFIC TEA INC                   36,800
	  6,600     KROGER CO                                         247,500
	 25,700     SUPERVALUE INC                                    809,550

		      OTHER RETAIL
	 34,300     CIRCUIT CITY STORES                               947,538
	  1,000     LONGS DRUG STORES CORP                             47,875
	 10,100     LOWES COMPANIES INC                               338,350
	  3,900     PEP BOYS - MANNY, MOE, AND JACK                    99,938
	 32,377     PRICE/COSTCO INC                                  493,749
	 23,900     RITE AID CORPORATION                              818,575
	 23,900     TANDY CORP                                        991,850
	115,400     TOYS R US                                       2,509,950

		      SPORTING GOODS
	 25,100     REEBOK INTERNATIONAL LIMITED                      709,075
	  2,200     RUSSELL CORP                                       61,050

		      APPAREL
	  7,900     GAP INC                                           331,800
	  4,100     NORDSTROM INC                                     166,047

			 TOTAL RETAIL                             $23,535,766

		     UTILITIES                              13.77%

		      ELECTRIC
	 48,200     AMERICAN ELECTRIC POWER INC                    $1,952,100
	  7,700     BALTIMORE GAS & ELECTRIC CO                       219,450
	 54,700     CAROLINA POWER & LIGHT CO                       1,887,150
	 65,800     CENTRAL & SOUTH WEST CORP                       1,834,175
	 20,885     CINERGY CORP                                      639,603
	 81,700     CONSOLIDATED EDISON NY INC                      2,614,400
	 38,100     DETROIT EDISON CO                               1,314,450
	 46,100     DOMINION RESOURCES INC-VA                       1,901,625
	  9,400     DUKE POWER CO                                     445,325
	 78,600     ENTERGY CORP NEW                                2,299,050
	 10,700     FPL GROUP INC                                     496,213
	  8,700     GENERAL PUBLIC UTILITIES CORPORATION              295,800
	 68,800     HOUSTON INDUSTRIES INC                          1,668,400
	 37,800     NIAGARA MOHAWK POWER                              363,825
	 17,800     NORTHERN STATES POWER CO                          874,425
	 40,800     OHIO EDISON CO                                    958,800
	 57,500     PECO ENERGY CO                                  1,732,188
	 17,400     PACIFICORP                                        369,750
	 87,600     PUBLIC SERVICE ENTERPRISE GROUP                 2,682,750
	155,400     SBC COMMUNICATIONS INC                          8,935,500
	173,100     SOUTHERN CO                                     4,262,588
	 68,500     UNICOM CORPORATION                              2,243,375
	 36,100     UNION ELECTRIC CO                               1,507,175

		      GAS
	 13,100     COLUMBIA GAS SYSTEM INC                           574,763
	 32,200     CONSOLIDATED NATURAL GAS                        1,461,075
	 14,400     ENRON CORP                                        549,000
	 14,000     NICOR COMMON                                      385,000
	 38,900     NORAM ENERGY CORP                                 345,238
	  7,100     ONEOK INC                                         162,413
	  7,000     PACIFIC ENTERPRISES                               197,750
	 10,800     PANHANDLE EASTERN CORP                            301,050
	  9,200     PEOPLES ENERGY CORP                               292,100
	  4,400     SONAT INC                                         156,750
	    400     TEXAS UTILITIES CO                                 16,450

		      TELEPHONE
	 57,900     A T & T                                         3,749,025
	 16,300     ALLTEL CORP                                       480,850
	115,300     BELL ATLANTIC CORP                              7,710,688
	260,400     BELLSOUTH CORP                                 11,327,400
	145,300     NYNEX CORP                                      7,846,200
	 25,100     PACIFIC TELESIS GROUP                             843,988
	 14,700     SPRINT CORP                                       586,163
	146,500     U S WEST INC                                    5,237,375
	146,500     US WEST MEDIA GROUP                             2,783,500

		      WASTE DISPOSAL
	 54,700     BROWNING FERRIS INDUSTRIES INC                  1,613,650
	 43,000     LAIDLAW TRANS INC CL B NON VOTING                 440,745

			 TOTAL UTILITIES                          $88,559,291

		     MISCELLANEOUS                          12.84%

		      BROADCAST/COMMUNICATIONS
	  3,700     CAPITAL CITIES/ABC INC                           $456,488
	 82,350     COMCAST CORP CLASS A SPL                        1,497,741
	 38,000     GANNETT CO., INC.                               2,332,250
	203,000     MCI COMMUNICATIONS                              5,303,375
	185,200     MOTOROLA INC                                   10,556,400
	 43,800     TELE COMMUNICATIONS INC CL A                      870,525
	  2,000     TELLABS INC                                        74,000
	 22,100     VIACOM INC CL B VTG                             1,046,988
	138,300     DISNEY WALT CO                                  8,159,700

		      BUSINESS SERVICES
	 30,400     AMDAHL CORP                                       258,400
	  2,700     AUTODESK INC                                       92,475
	 38,100     AUTOMATIC DATA PROCESSING                       2,828,925
	  4,900     BLOCK H & R INC                                   198,450
	 14,800     COMPUTER SCIENCES CORP                          1,039,700
	  7,800     DONNELLEY R R & SONS                              307,125
	  4,700     DOW JONES & CO                                    187,413
	 61,300     DUN & BRADSTREET                                3,969,175
	 19,200     ECOLAB INC                                        576,000
	  6,900     FIRST DATA CORP                                   461,438
	  2,000     GRAINGER W W INC                                  132,500
	  3,600     INTERPUBLIC GROUP COMPANIES INC                   156,150
	 12,900     OGDEN CORP                                        275,738
	  2,900     SAFETY KLEEN CORP                                  45,313
	  3,900     SCIENTIFIC-ATLANTA                                 58,500
	  5,100     SERVICE CORPORATION INTERNATIONAL                 224,400

		      FOOD SERVICE
	 41,800     DARDEN RESTAURANTS INC                            496,375
	    900     LUBYS CAFETERIAS INC                               20,025
	187,400     MCDONALDS CORPORATION                           8,456,425
	 34,200     PHILLIP MORRIS COMPANIES INC                    3,095,100
	  2,500     RYANS FAMILY STEAK HOUSE                           17,500
	 13,800     SHONEY'S INC                                      141,450
	  6,100     WENDYS INTERNATIONAL INC                          129,625

		      HOTEL & MOTEL
	  2,400     HILTON HOTELS CORP                                147,600
	 22,900     ITT CORP NEW                                    1,213,700
	 14,000     MARRIOTT INTERNATIONAL CORP                       535,500

		      HOUSING
	  1,400     PULTE CORP                                         47,075

		      MED SERV & SUPPLIES
	 29,900     BIOMET INC                                        534,463
	  4,600     MANOR CARE INC                                    161,000
	 56,000     MEDTRONIC INC                                   3,129,000
	  2,850     ST. JUDE MEDICAL INC.                             122,550
	  1,100     SHARED MEDICAL SYSTEM CORP                         59,813

		      REAL ESTATE
	  1,800     CENTEX CORP                                        62,550

		      TRANSPORTATION
	  3,600     AMR CORP                                          267,300
	 10,003     BURLINGTON NORTHERN SANTA FE                      780,234
	 55,800     CSX CORP                                        2,545,875
	  3,900     CONRAIL INC                                       273,000
	 14,600     CONSOLIDATED FREIGHTWAYS                          386,900
	  2,500     DELTA AIR LINES INC                               184,688
	  3,100     FEDERAL EXPRESS CORP                              229,013
	  2,200     FLEETWOOD ENTERPRISES INC                          56,650
	  5,900     NORFOLK SOUTHERN CORP                             468,313
	  9,650     PACCAR INC                                        406,506
	  4,000     PITTSTON BRINKS GROUP                             125,500
	 10,500     ROADWAY SERVICES                                  513,188
	  4,600     RYDER SYSTEMS INC                                 113,850
	  5,720     SANTA FE PACIFIC GOLD                              69,355
	 38,000     SOUTHWEST AIRLINES CO                             883,500
	 56,800     UNION PACIFIC CORP                              3,748,800
	 18,400     U S AIR GROUP                                     243,800
	  6,700     YELLOW CORPORATION                                 82,913

		      MISCELLANEOUS
	  9,000     HANDLEMAN CO-DELAWARE                              51,750
	 35,300     WARNER-LAMBERT                                  3,428,513

		      TELECOMMUNICATIONS
	138,600     AMERITECH CORP                                  8,178,293
	  2,000     HARRIS CORP-DELAWARE                              109,250

			 TOTAL MISCELLANEOUS                      $82,625,211

					TOTAL COMMON STOCK       $656,146,029

OTHER

		    PREFERRED STOCKS                         0.00%

	    117     TELEDYNE PFRD SERIES E                             $1,682
									1,682

		    MUTUAL FUNDS - OPEN END                  0.73%

      4,718,311     AMERICAN AADVANTAGE MM FUND                    $4,718,311
								    4,718,311

			 TOTAL OTHER                               $4,719,993

		   TOTAL INVESTMENTS -102.73% (cost$477,309,065) $660,866,022

		   LIABILITIES IN EXCESS OF OTHER ASSETS (2.73%)  (17,525,940)

			  NET ASSETS - 100%                      $643,340,082

SEE ACCOMPANYING  NOTES TO THE FINANCIAL STATEMENTS

To the Board of Directors and Shareholder
Select Asset Fund, Series 1, Inc.:


In planning and performing our audit of the financial statements of Se-lect Asset Fund, Series 1, Inc. for the year ended December 31, 1995, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assur-ance on the internal control structure.

The management of Select Asset Fund, Series 1, Inc. is responsible for establishing and maintaining an internal control structure. In fulfill-ing this responsibility, estimates and judgments by management are re-quired to assess the expected benefits and related costs of internal control policies and procedures. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unau-thorized use or disposition and that transactions are executed in accor-dance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accept-ed accounting principles.

Because of inherent limitations in any internal control structure, er-rors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control structure would not necessari-ly disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Insti-tute of Certified Public Accountants. A material weakness is a condi-tion in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in rela-tion to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters in-volving the internal control structure, including procedures for safe-guarding securities, that we consider to be material weaknesses as de-fined above as of December 31, 1995.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission.



					KPMG Peat Marwick, LLP

February 16, 1996
New York, New York